FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated January 14, 2014 of Diana Shipping Inc. (the "Company") announcing it has completed a drawdown of a US$18 million term loan facility with Commonwealth Bank of Australia and entered into a time charter contract for the m/v "Crystalia" with Glencore Grain B.V., Rotterdam.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: January 16, 2014	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

EXHIBIT 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES SIGNING AND DRAWDOWN OF A US$18 MILLION TERM LOAN FACILITY WITH COMMONWEALTH BANK OF AUSTRALIA
ANNOUNCES TIME CHARTER CONTRACT FOR M/V CRYSTALIA WITH GLENCORE

ATHENS, GREECE, January 14, 2014 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has completed a drawdown of US$18 million, through two separate wholly-owned subsidiaries, under a term loan facility it has signed for up to US$18 million with Commonwealth Bank of Australia. The proceeds will be used to partially finance the acquisition costs of two Panamax dry bulk vessels, the m/v "Melite" and the m/v "Artemis", which were delivered to the Company on January 28, 2010 and August 26, 2013, respectively.

Additionally, the Company announced that through a separate wholly-owned subsidiary, it entered into a time charter contract with Glencore Grain B.V., Rotterdam, for one of its Ice Class Panamax dry bulk vessels, the m/v "Crystalia", which is currently under construction. The gross charter rate is US$15,800 per day, minus a 5% commission paid to third parties, for a period of minimum eighteen (18) months to maximum twenty-one (21) months.

As previously announced, the "Crystalia" is a newbuilding Ice Class Panamax dry bulk vessel of 77,525 dwt that was contracted in March 2012. The charter is expected to commence upon delivery of the vessel to the Company from the shipbuilding yard, which is expected to occur by mid-February 2014.

This employment is anticipated to generate approximately US$8.5 million of gross revenue for the minimum scheduled period of the charter.

Excluding the m/v "Crystalia", Diana Shipping Inc.'s fleet currently consists of 36 dry bulk vessels (2 Newcastlemax, 10 Capesize, 3 Post-Panamax, 3 Kamsarmax and 18 Panamax). The Company also expects to take delivery of one new-building Ice Class Panamax dry bulk vessel during the first quarter of 2014 as well as 2 new-building Newcastlemax dry bulk vessels and one Kamsarmax dry bulk vessel during the second quarter of 2016. As of today, the combined carrying capacity of our fleet, excluding the five vessels not yet delivered, is approximately 4.1 million dwt with a weighted average age of 6.63 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.